Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

INTIER AUTOMOTIVE INC.

Notice of Change in Corporate Structure

Continuous Disclosure Obligations

(pursuant to National Instrument 51-102, s4.9)

Item 1 Names of the Parties to the Transaction

Intier Automotive Inc. ("Intier") and Magna International Inc. ("Magna")

Item 2 Description of the Transaction

Intier has been privatized under a plan of arrangement governed by Ontario law. Pursuant to such plan of arrangement, Magna has acquired all of the Class A Subordinate Voting Shares of Intier not owned by Magna. The arrangement was approved by Intier's shareholders on March 30, 2005, by order of the Ontario Superior Court of Justice on April 1, 2005, and became effective at 12:01 a.m. (Toronto time) on April 3, 2005.

Further details of the plan of arrangement are set out in the Management Information Circular/Proxy Statement of Intier dated March 7, 2005 sent to shareholders in connection with the Special Meeting of Holders of Intier Class A Subordinate Voting Shares held on March 30, 2005.

Item 3 Effective Date of the Transaction

April 3, 2005

Item 4 Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Entity

Intier International Inc. ceased to be a reporting issuer.

Magna International Inc. is the continuing entity.